EXHIBIT 2.3

[ELAN CORPORATION PLC LETTERHEAD]

Mr. Shane Cooke Kirriemuir Stillorgan Park Stillorgan Co Dublin
16 September 2011

Dear Shane

Based on recent discussions with you, Elan Corporation Plc (“Elan”) agrees the following transitional arrangements with respect to the transfer of your employment to EDT Pharma Holdings Ltd. prior to close of the EDT/Alkermes transaction (“the Transaction”).

In the event that your employment with Alkermes, plc and subsidiaries (collectively “Alkermes”) is terminated otherwise than for disciplinary reasons, and the date of expiry of notice of your termination of employment is not later than 15th August 2012, Elan will make up the shortfall if any between the severance amount payable to you by Alkermes, and the amount you would have received under the current Elan severance plan, had your employment continued and been terminated by Elan.

The amount will become payable within twenty working days from the date of termination of your employment and subject to the normal Waiver and Release to Elan being signed by you.  In the event that you are entitled to receive severance from the new employer, Alkermes, you agree to take all reasonable endeavours to recover and repay to Elan that severance in full so as to reduce or eliminate the amount paid to you by Elan.

Yours sincerely

/s/ William F. Daniel
for Elan Corporation, plc

Agreed:

/s/ Shane Cooke
Shane Cooke